RMS



18008672

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 12525 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alexander Investment Services, Co.

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Lily Creek Rd., Ste #101
(No. and Street)

| Louisville | Ky. | 40243-2808 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald A. "Rusty" Wells (502)736-1340
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mountjoy, Chilton, Medley, LLP
(Name – *if individual, state last, first, middle name*)

| 2600 Meiding Tower, 462 S. Fourth St. | Louisville | Ky | 40202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Gerald A. Wells, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alexander Investment Services, Co., as of June 30, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gerald A. Wells Digitally signed by Gerald A. Wells Date: 2018.08.27 09:05:19 -04'00'

Signature

Secretary/Treasurer

Title

Charla Raap

Notary Public

My commission expires: Jan. 20, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Alexander Investment Services, Co.

## Financial Statements

## Years Ended June 30, 2018 and 2017

**Alexander Investment Services, Co.**

Table of Contents
Years Ended June 30, 2018 and 2017

MCM

CPAs & ADVISORS

**Report of Independent Registered Public Accounting Firm**

To the Board of Directors of
**Alexander Investment Services, Co.**

**Opinion on the Financial Statements**

We have audited the accompanying statements of financial condition of Alexander Investment Services, Co. (the "Company") as of June 30, 2018 and 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Alexander Investment Services, Co. as of June 30, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Alexander Investment Services, Co. management. Our responsibility is to express an opinion on Alexander Investment Services, Co.'s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Alexander Investment Services, Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.




MCM CPAs & Advisors LLP
P 502.749.1900 | F 502.749.1930
2600 Meidinger Tower | 462 South Fourth Street | Louisville, KY 40202
www.mcmcpa.com | 888.587.1719
A Member of PrimeGlobal - An Association of Independent Accounting Firms

**Report of Independent Registered Public Accounting Firm (Continued)**

**Supplemental Information**

The supplementary information contained in Schedule 1 has been subjected to audit procedures performed in conjunction with the audit of Alexander Investment Services, Co.'s financial statements. The supplemental information is the responsibility of Alexander Investment Services. Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Alexander Investment Services, Co.'s auditor since 2009.

MCM CPAs & Advisors LLP

Louisville, Kentucky
August 22, 2018

**Alexander Investment Services, Co.**
**Statements of Financial Condition**
**June 30, 2018 and 2017**

| | 2018 | 2017 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 40,723 | $ 39,974 |
| Accounts receivable | 2,825 | - |
| Accrued commissions | 1,132 | 6,626 |
| Securities owned, at fair value | 73,016 | 65,816 |
| Property and office equipment, net | 29,493 | 39,915 |
| Other assets | 14,322 | 10,217 |
| Total Assets | $ 161,511 | $ 162,548 |
| **Liabilities and Stockholders' Equity** | | |
| Accounts payable | $ 2,137 | $ 3,512 |
| Accrued expenses and other payables | 50,845 | 42,289 |
| Deferred tax liability, net | 16,101 | 16,091 |
| Total Liabilities | 69,083 | 61,892 |
| Stockholders' Equity | | |
| Capital stock, common, no par value; authorized 100,000 shares, 50,000 issued and outstanding shares | 1,000 | 1,000 |
| Additional paid-in capital | 68,882 | 68,882 |
| Retained earnings | 22,546 | 30,774 |
| Total Stockholders' Equity | 92,428 | 100,656 |
| Total Liabilities and Stockholders' Equity | $ 161,511 | $ 162,548 |

See accompanying notes.

**Alexander Investment Services, Co.**
**Statements of Operations**
**Years Ended June 30, 2018 and 2017**

| | 2018 | 2017 |
|---|---|---|
| Revenues | | |
| Commissions | $ 4,030,946 | $ 3,335,834 |
| Retirement plan fees | 72,911 | 96,917 |
| Interest and dividends | 4,460 | 2,012 |
| Securities gains, net | 3,195 | 8,039 |
| Total Revenues | 4,111,512 | 3,442,802 |
| Expenses | | |
| Officers' compensation | 2,099,825 | 1,731,261 |
| Salaries, wages, and commissions | 1,522,253 | 1,303,549 |
| Payroll taxes | 33,967 | 31,273 |
| Insurance | 78,130 | 56,672 |
| Employee retirement plan | 40,000 | 37,000 |
| Depreciation | 12,716 | 14,813 |
| Rent | 49,620 | 49,745 |
| Office supplies | 55,562 | 59,963 |
| Telephone | 15,936 | 15,752 |
| Consulting | 59,047 | 66,211 |
| Regulatory fees | 20,308 | 24,787 |
| Other expenses | 128,043 | 56,749 |
| Total Expenses | 4,115,407 | 3,447,775 |
| Net Loss Before Income Taxes | (3,895) | (4,973) |
| Income Taxes | | |
| Current expense | 4,323 | 2,078 |
| Deferred expense | 10 | 2,846 |
| | 4,333 | 4,924 |
| Net Loss | $ (8,228) | $ (9,897) |

See accompanying notes.

**Alexander Investment Services, Co.**
**Statements of Changes in Stockholders' Equity**
**Years Ended June 30, 2018 and 2017**

| | Common Stock | | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balances at June 30, 2016 | 50,000 | $ 1,000 | $ 68,882 | $ 40,671 | $ 110,553 |
| Net loss | - | - | - | (9,897) | (9,897) |
| Balances at June 30, 2017 | 50,000 | 1,000 | 68,882 | 30,774 | 100,656 |
| Net loss | - | - | - | (8,228) | (8,228) |
| Balances at June 30, 2018 | 50,000 | $ 1,000 | $ 68,882 | $ 22,546 | $ 92,428 |

See accompanying notes.

**Alexander Investment Services, Co.**
**Statements of Cash Flows**
**Years Ended June 30, 2018 and 2017**

| | 2018 | 2017 |
|---|---|---|
| Operating Activities | | |
| Net loss | $ (8,228) | $ (9,897) |
| Adjustments to reconcile net loss to net cash provided by operating activities | | |
| Depreciation | 12,716 | 14,813 |
| Securities gains, net | (3,195) | (8,039) |
| Deferred income tax | 10 | 2,847 |
| (Increase) decrease in assets | | |
| Accounts receivable | (2,825) | 2,025 |
| Accrued commissions | 5,494 | (3,380) |
| Other assets | (4,105) | (1,100) |
| Increase (decrease) in liabilities | | |
| Accounts payable | (1,375) | 2,721 |
| Accrued expenses and other payables | 8,556 | 7,512 |
| Net Cash Provided by Operating Activities | 7,048 | 7,502 |
| Investing Activities | | |
| Additions to property and office equipment | (2,294) | (7,991) |
| Purchases of marketable securities | (4,005) | (1,867) |
| Net Cash Used in Investing Activities | (6,299) | (9,858) |
| Net Increase (Decrease) in Cash and Cash Equivalents | 749 | (2,356) |
| Cash and Cash Equivalents, Beginning of Year | 39,974 | 42,330 |
| Cash and Cash Equivalents, End of Year | $ 40,723 | $ 39,974 |

See accompanying notes.

**Alexander Investment Services, Co.**
**Notes to Financial Statements**
**Years Ended June 30, 2018 and 2017**

**Note A - Nature of Organization**

Alexander Investment Services, Co. (the Company) is a financial services firm providing investment services, retirement plan designs, financial advisory and management consulting services to individual and commercial clients primarily in Kentucky and Indiana. The Company is registered as a broker-dealer with the Financial Industry Regulatory Authority (FINRA).

**Note B - Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Company:

1. Basis of Accounting: The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The Accounting Standards Codification ("ASC") as produced by the Financial Accounting Standards Board ("FASB") is the sole source of authoritative accounting technical literature.

2. Cash and Cash Equivalents: For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

3. Securities Owned: Securities owned consist of mutual funds that are publicly offered and valued on a securities exchange or independent publicly quoted market. All investments are recorded on a trade date basis. Investments are valued at the last trade price.

4. Investment Income: Interest income is recorded on the accrual basis and dividend income is recognized on the ex-dividend date. Capital gains and losses are calculated on an identified cost basis.

5. Accounts Receivable: Management has determined that no provisions for uncollectible accounts receivable are necessary at June 30, 2018 and 2017.

6. Commission Revenue: Commission revenue is recognized when the Company is contractually entitled to receive the income from the securities provider.

7. Property and Office Equipment: Property and office equipment are stated at cost less accumulated depreciation. A combination of accelerated methods and the straight-line method has been used to calculate depreciation as applicable to each asset. Furniture is depreciated over a 5-7 year useful life and office equipment is depreciated over a 3-5 year useful life.

8. Fair Value Measurements: The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements.

9. Income Taxes: The Company accounts for income taxes in accordance with ASC provisions for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The ASC standards also require recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach.

**Note B - Significant Accounting Policies (Continued)**

9. Income Taxes (Continued): The Company's policy for interest and penalties on material uncertain tax positions recognized in the financial statements is to classify these as interest expense and operating expense, respectively. Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures.

   Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is generally not subject to federal, state, or local income tax examinations for taxable years prior to June 30, 2015.

10. Use of Estimates: The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States which requires management to make estimates and assumptions that may affect the reported amounts in the financial statements and the notes to financial statements. Actual results could differ from those estimates.

11. Subsequent Events: Subsequent events for the Company have been considered through the date of the Report of Independent Registered Public Accounting Firm which represents the date the financial statements were available to be issued.

12. New and Recent Accounting Pronouncements: In November 2015, the FASB issued ASU 2015-17, *Balance Sheet Classification of Deferred Taxes*, which provides that all deferred tax assets and liabilities, along with any valuation allowance, will be classified as noncurrent. The guidance can be applied prospectively or retrospectively at the time of adoption. This guidance is effective nonpublic entities for annual reporting periods beginning after December 15, 2017 with early adoption permitted. The Company adopted this during the fiscal year ended June 30, 2018, with no impact to the financial statements.

    In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The standard's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts with customers. This standard will be effective for annual reporting periods beginning after December 31, 2019.

    In February 2016, the FASB issued ASU 2016-02, *Leases*. The standard requires all leases with lease terms over 12 months to be capitalized as a right-of-use asset and lease liability on the balance sheet at the date of lease commencement. Leases will be classified as either finance or operating. This distinction will be relevant for the pattern of expense recognition in the income statement. This standard will be effective for annual reporting periods beginning after December 31, 2020.

    In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*. The standard requires a financial asset (including trade receivables) measured at amortized cost basis to be presented at the net amount expected to be collected. Thus, the statement of operations will reflect the measurement of credit losses for newly-recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This standard will be effective for annual reporting periods beginning after December 31, 2021.

    The Company is currently evaluating these ASUs and their related impact on the Company's financial statements.

**Alexander Investment Services, Co.**
**Notes to Financial Statements (Continued)**
**Years Ended June 30, 2018 and 2017**

## Note C - Property and Office Equipment

Property and office equipment at June 30, 2018 and 2017 are summarized as follows:

| | 2018 | 2017 |
|---|---|---|
| Furniture | $ 39,104 | $ 38,404 |
| Office equipment | 173,427 | 171,833 |
| | 212,531 | 210,237 |
| Less accumulated depreciation | 183,038 | 170,322 |
| | $ 29,493 | $ 39,915 |

## Note D - Fair Value Measurements

The Company applies GAAP for fair value measurements of financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1: Inputs are quoted market prices in active markets for identical assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Inputs are observable market-based inputs or unobservable inputs that are corroborated by market data, such as quoted prices for similar assets or liabilities or model-derived valuations.
- Level 3: Inputs are unobservable inputs that are not corroborated by market data. These inputs reflect a company's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Exchange-traded equity securities, including the Company's mutual funds, are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2018:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of June 30, 2018 |
|---|---|---|---|---|
| Assets | | | | |
| Mutual funds | $ 73,016 | $ - | $ - | $ 73,016 |

**Note D - Fair Value Measurements (Continued)**

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2017:

| | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Balance as of June 30, 2017 |
|---|---|---|---|---|
| Assets | | | | |
| Mutual funds | $ 65,816 | $ - | $ - | $ 65,816 |

There were no transfers between Levels 1 and 2 for the years ended June 30, 2018 and 2017.

**Note E - Retirement Plan**

The Company offers a Profit Sharing Plan for all eligible employees. The Company's expense of funding this plan was approximately $40,000 and $37,000 for the years ended June 30, 2018 and 2017.

The Profit Sharing Plan is a safe harbor plan requiring Company contributions of three percent of each eligible employee's compensation.

**Note F - Income Taxes**

Income taxes attributable to net income before income taxes for the years ended June 30, 2018 and 2017 consists of:

| | 2018 | 2017 |
|---|---|---|
| Current Expense | | |
| Federal | $ 2,226 | $ 1,255 |
| State and other | 2,097 | 823 |
| | 4,323 | 2,078 |
| Deferred Expense | | |
| Federal | 10 | 2,033 |
| State and local | - | 813 |
| | 10 | 2,846 |
| Total Income Tax Expense | $ 4,333 | $ 4,924 |

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As such, a valuation allowance was not considered necessary at June 30, 2018.

**Note F - Income Taxes (Continued)**

The Tax Cuts and Jobs Act was signed into law on December 22, 2017 and had no material impact on the Company's financial statements. Income tax expense attributable to earnings before income taxes differs from the amounts computed by applying the expected effective U.S. Federal income tax rate of 15% to earnings before income taxes as a result of the following:

| | 2018 | 2017 |
|---|---|---|
| Tax expense at expected statutory federal rate | $ 888 | $ 1,975 |
| Nondeductible expenses | 1,348 | 1,313 |
| State taxes and other | 2,097 | 1,636 |
| | $ 4,333 | $ 4,924 |

The tax effects of temporary differences that give rise to significant portions of the net deferred tax liability consists of the following as of June 30, 2018 and 2017:

| | 2018 | 2017 |
|---|---|---|
| Deferred Tax Liabilities: | | |
| Adjustment to cash basis on income tax return | $ (6,820) | $ (5,818) |
| Depreciation | (4,938) | (6,601) |
| Unrealized gain on investments | (4,343) | (3,672) |
| Net Deferred Tax Liability | $ (16,101) | $ (16,091) |

**Note G - Lease Commitments**

The Company has entered into a lease agreement effective July 15, 2013, with Roy's Boys, LLC, a related party sharing some common ownership. The lease is for three years, and ends on June 30, 2019. The premises leased is approximately 3,000 square feet, and the rent is $3,425 per month. The Company also leases office space in Harlan, Kentucky under a month-to-month lease. Rent expense was $49,620 and $49,745 for the years ended June 30, 2018 and 2017, respectively.

Future minimum lease payments under the operating lease at June 30 are as follows:

| | |
|---|---|
| 2019 | $ 41,100 |

**Note H - Risks and Concentrations**

Approximately 63% of the Company's total commissions is generated from one securities provider. Should the Company or the securities provider seek to terminate their relationship, the Company represents that other providers are readily available to provide the necessary services.

**Note H - Risks and Concentrations (Continued)**

A significant portion of the Company's business is for customers in Kentucky and Indiana. Accordingly, the occurrence of any adverse economic conditions or an adverse regulatory climate in either of these states could have a material adverse effect on the Company's business, although no such conditions have been encountered in the past.

The Company maintains its cash at various financial institutions. The balance at times, may exceed federal insured limits.

The Company invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect account balances and the amounts reported in the statements of operations.

**Note I - Net Capital Rule**

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements. At June 30, 2018 and 2017, the Company had net capital of $37,661 and $40,652, respectively. The Company's ratio of aggregate indebtedness to net capital for this same time period was 1.8343 and 1.5225.

In addition, there were no liabilities subordinated to general creditors during the year ended June 30, 2018.

**Note J - Focus Report Reconciliation**

There were no material differences between the accompanying financial statements and the financial statements filed by the Company on Securities and Exchange Commission Form X-17A-5 (FOCUS report) as of June 30, 2018.

**Note K - Contingent Liability**

During the year ended June 30, 2018, the Company experienced a loss involving withdrawals made from a customer account. These withdrawals were not authorized by the customer but rather resulted from instructions received from a hacked email account and confirmed verbally by an impersonator. There has been no customer complaint, requested arbitration or lawsuit resulting from the withdrawals; however, the Company has voluntarily reimbursed the customer $63,200 for its expected share of the potential exposure. It is reasonably possible that the Company could experience an estimated $0 - $20,583 of additional exposure depending upon the amount of loss attributable to others involved in the transactions.

## Supplementary Information

**Alexander Investment Services, Co.**
**Schedule 1**
**Computation of Net Capital Under SEC Rule 15c3-1**
**As of June 30, 2018**

As a registered broker-dealer, the Company is subject to the uniform net capital rule of the Securities and Exchange Commission and the FINRA, which requires that the Company maintain minimum net capital, as defined, of $25,000 and that aggregate indebtedness as defined by the FINRA, shall not exceed fifteen times net capital. The Company may declare dividends or acquire certain non-liquid assets only to the extent of net capital in excess of such requirements.

A computation as of June 30, 2018 of the Company's aggregate indebtedness, as defined, and net capital under the uniform net capital rule is as follows:

| | | 2018 |
|---|---|---|
| Aggregate Indebtedness | $ | 69,083 |
| Net Capital | | |
| Stockholders' equity | $ | 92,428 |
| Nonallowable Assets | | |
| Property and office equipment, net | | (29,493) |
| Other assets | | (14,322) |
| Net Capital Before Haircuts on Securities Positions | | 48,613 |
| Haircuts on Securities | | |
| Money market funds | | - |
| Other securities | | (10,952) |
| Undue concentration | | - |
| Net Capital | $ | 37,661 |
| Ratio of Aggregate Indebtedness to Net Capital | | 1.8343 |

In addition, there are no liabilities subordinated to general creditors as of June 30, 2018.

There are no differences between net capital as reported above for the year ended June 30, 2018, and those amounts included on the Company's computation included in Part IIA of Form X-17A-5, as of June 30, 2018.

The Company claimed an exemption from Rule 15c3-3 under Section (k)(1) and, as a result, has not included Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3, or Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3.